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Aston Asset Management LLC 120 North LaSalle Street, 25th Floor Chicago, IL 60602 312.268.1400 Fax: 312.268.1380

Gerald F. Dillenburg

Aston Funds

120 N. LaSalle Street, 25th Floor

Chicago, IL 60602

(312) 268-1432

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Room 5501

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mary Cole

Re:	Aston Funds (formerly, ABN AMRO Funds (the “Registrant” or the “Trust”)

1933 Act No. 33-68666

1940 Act No. 811-8004

Post-Effective Amendment No. 106

Dear Ms. Cole:

On December 30, 2009, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 106 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the annual update to the Trust’s Registration Statement. You provided comments on the Registration Statement in a telephone conference on February 17, 2010. The following sets forth those comments and the Trust’s responses to them. All page references are for the Prospectus included in Post-Effective Amendment No. 106 filed with the Commission on December 30, 2009 pursuant to Rule 485(a) under the Securities Act of 1933.

GENERAL COMMENTS

1.)	Comment:	If stand alone summary prospectuses are intended to be used for the Funds of the Trust, please provide Rule 498(b)(i)(v) legend for review in advance of use.

	Response:	Legend was provided to the staff for review on February 24, 2010.

2.)	Comment:	Please delete the page entitled “Categories of Aston Funds” (page 3).

	Response:	The requested change has been made.

3.)	Comment:	In the fee table, do not indent the “Acquired Fund Fees and Expenses” subcaption.

	Response:	The requested change has been made.

4.)	Comment:	In the last sentence of the lead-in paragraph to the hypothetical expense table, please delete the language “you reinvested all dividends and distributions”.

	Response:	The requested change has been made.

5.)	Comment:	Please provide definitions for market capitalizations where not specified.

	Response:	The requested change has been made.

6.)	Comment:	Please ensure that each risk factor included in the “Principal Risks” section correlates to an investment strategy set forth in the “Principal Investment Strategies” section and vice versa.

	Response:	The requested changes have been made, as appropriate.

7.)	Comment:	Under the “Principal Investment Strategies” section, please include appropriate disclosure regarding portfolio turnover for those Funds which include portfolio turnover risk.

	Response:	The Registrant has added the following sentence to the “Principal Investment Strategies” section for the relevant Funds:

“The Fund’s investment strategies may result in high portfolio turnover.”

The Registrant believes that this statement addresses the staff’s comment as portfolio turnover is not an investment strategy of the relevant Funds, but rather a residual of the investment process.

8.)	Comment:	In the lead-in paragraph to the “Principal Risks” section, please revise the language to read “The following is a summary of the principal risks of investing in the Fund.”

	Response:	The requested change has been made.

9.)	Comment:	Please describe the “initial capitalization screen” referenced under “Principal Investment Strategies” for the relevant Funds.

	Response:	The “initial capitalization screen” for each relevant Fund is proprietary to the subadviser’s investment process and is generally defined by parameters that are subject to change. In addition, the market capitalization range of the relevant Fund’s benchmark index or indices may also change on a regular or constant basis and as a result, the capitalization of the companies in which a Fund may invest will also change. Based on the foregoing, the Registrant respectfully declines to make the requested change.

10.)	Comment:	In the paragraph above the Average Annual Total Return table, please delete the last three sentences (only disclosure required or permitted by Item 4 of Form N-1A may be included here).

	Response:	The requested change has been made.

11.)	Comment:	In the paragraph following the Average Annual Total Return table, please include the following sentence only if it pertains to the referenced Fund:

“In some instances, the “Return After Tax on Distributions and Sale of Fund Shares” may be greater than “Return Before Taxes” because the investor is assumed to be able to use the capital loss of the sale of Fund shares to offset other taxable gains.”

	Response:	The requested change has been made, as appropriate.

12.)	Comment:	Under the “Management” section, please replace the words “since inception” with the actual date the manager began managing the Fund.

	Response:	The requested change has been made, as applicable.

13.)	Comment:	Please note that the Registrant may integrate the information included in Items 6, 7 and 8 of Form N-1A for all the Funds together provided such information is identical.

	Response:	The Registrant has determined not to integrate the information included in Items 6, 7 and 8 of Form N-1A.

14.)	Comment:	Please incorporate the footnote regarding the inception date of the indices data into the Average Annual Total Return table.

	Response:	The requested change has been made, as applicable.

15.)	Comment:	Please delete the former Fund name if shareholders have been previously notified of such Fund’s name change.

	Response:	The requested change has been made, as appropriate.

16.)	Comment:	Under the “Additional Information Regarding Investment Strategies” section (pages 111-116), please consider whether it would be useful to separate principal and secondary investment strategies.

	Response:	The Registrant believes that the table included under “Additional Information Regarding Investment Strategies” (pages 115-116) clearly delineates principal and secondary strategies for each Fund.

FUND SPECIFIC COMMENTS

17.)	Comment:	For Aston/Montag & Caldwell Growth Fund (page 4) and the Aston/Montag & Caldwell Balanced Fund (page 96), please use the official series’ name in the heading of each Fund’s summary section.

	Response:	The requested changes have been made.

18.)	Comment:	For Aston/Montag & Caldwell Growth Fund, please describe the principal investment strategies employed to achieve its investment objective of income (page 4).

	Response:	Registrant has been advised that the investment subadviser seeks income primarily through investment in convertible securities and dividend paying common stocks, which are described in the Principal Investment Strategies section. Accordingly, no additional changes have been made.

19.)	Comment:	For Aston/Veredus Aggressive Growth Fund, please describe in the “Principal Investment Strategies” section any types of securities, in addition to growth stocks, in which the Fund invests as a principal investment strategy (page 8).

	Response:	The requested changes have been made.

20.)	Comment:	For Aston Growth Fund, please revise the investment objective to delete information pertaining to the Fund’s strategy (page 12).

	Response:	For the information of the staff, the Fund’s investment objective is fundamental and therefore cannot be changed without shareholder approval. Subject to shareholder approval, the Fund is expected to be merged into the Aston/Montag & Caldwell Growth Fund on or about March 30, 2010 or as soon as reasonably practicable thereafter.

22.)	Comment:	For Aston Growth Fund, please describe the investment strategy with respect to bonds including any ratings and maturity criteria (page 12).

	Response:	For the information of the staff, the Fund has no specific maturity targets, and parameters (if any) are subject to change based upon the subadviser’s investment process. Similarly, the Fund does not have any ratings limits. Based on the foregoing, the Registrant has not added any additional disclosure.

23.)	Comment:	For Aston/TAMRO Diversified Equity Fund, please clarify how the principal investment strategies of the Fund comport with the term “diversified” in the Fund’s name (page 20).

	Response:	The Registrant has modified the second sentence under “Principal Investment Strategies” to read:

The portfolio manager seeks opportunities across the growth/value spectrum, resulting in what is generally considered to be a diversified “core” portfolio. (emphasis added)

24.)	Comment:	For Aston/TAMRO Diversified Equity Fund, please define the term “best of class” under the “Principal Investment Strategies” section (page 20).

	Response:	The term “best in class” has been replaced by the following description of “leaders”:

“(leading market share and above-average profitability)”

25.)	Comment:	For Aston/TAMRO Diversified Equity Fund, please incorporate the asterisk footnote under the “Average Annual Total Return” table into the narrative language paragraph or in a sidebar to the table (page 23).

	Response:	The requested change has been made.

26.)	Comment:	For Aston/M.D. Sass Enhanced Equity Fund, please delete the following paragraph under “Portfolio Turnover” (page 25):

“Portfolio turnover rate does not, however, take into account short-term capital gains generated from premiums on the sale of call options. See “Covered Call Option Risk” below.”

	Response:	For the information of the staff, the cited paragraph was included in the disclosure as a result of a staff comment that was made during the Fund’s initial registration process. Based upon the staff’s comment in connection with this filing, the paragraph has been deleted from the summary section and relocated under “Principal Risks – Covered Call Option Risk”.

27.)	Comment:	For Aston/M.D. Sass Enhanced Equity Fund, please expand and/or define “free cash flow and stability” under the “Principal Investment Strategies – Equity Selection” section (page 26).

	Response:	Registrant has clarified that the term stability refers to the issuer’s stability in general. Registrant has clarified that the term free cash flow referred to that of a company, and believes that the term “free cash flow” is a widely recognized term of art and that adding a formulaic definition would not be meaningful to investors.

28.)	Comment:	For Aston/M.D. Sass Enhanced Equity Fund and other funds that use the same term, please explain the term “strong sell discipline” under the “Principal Investment Strategies – Covered Call Strategy” section (page 26).

	Response:	For the information of the staff, the referenced terminology refers to events or parameters that will cause a sub-adviser to sell, or evaluate whether or not to sell, a particular security. These events or parameters vary by each subadviser and may change from time to time. In addition, such criteria represent the confidential and proprietary trading strategies of each sub-adviser. Based upon the foregoing, the Registrant believes that the current disclosure is adequate.

29.)	Comment:	For Aston/River Road Dividend All Cap Value Fund, please add small cap-risk and mid-cap risk to the Fund’s “Principal Risks” section to conform to the Fund’s name (page 34).

	Response:	As set forth under “Principal Investment Strategies,” the Fund invests in a diversified, all-cap portfolio of income-producing equity securities with yields that the portfolio managers believe will exceed the Russell 3000 Value Index. Because the Fund may invest in equity securities of all market capitalizations and does not emphasize any particular market capitalization, the Registrant believes that the requested change could erroneously imply that Fund emphasizes such securities. For this reason, Registrant did not make the requested change.

30.)	Comment:	For Aston/Optimum Mid Cap Fund, please clarify the basis for the mid-cap company capitalization definition of $1 billion to $12 billion under the “Principal Investment Strategies” section (page 41).

	Response:	For the information of the staff, the Registrant defers to each sub-adviser to establish market cap parameters consistent with its firm-wide investment strategies. Subject to a reasonable test, Registrant does not impose uniform market capitalization definitions across all subadvisers. Registrant believes that the stated range is within a reasonable range of well established market indices such as the Russell Mid Cap Index ($261 million to $15.45 billion).

31.)	Comment:	For Aston/Cardinal Mid Cap Value Fund, please add the market capitalization range which correlates to the Russell Midcap Value Index (page 45).

	Response:	The Registrant has added the following disclosure in the Principal Investment Strategies section:

“The market capitalization range of the Russell Midcap Value Index changes constantly, and the capitalization of mid-cap companies in which the Fund will invest will also change. As of December 31, 2009, the market capitalization range of the Russell Midcap Value Index was approximately $261 million to $13.7 billion.”

32.)	Comment:	For Aston/Barings International Fund, please explain why “Other Expenses” in the fee table are estimated for the current fiscal year for Class N shares (page 72).

	Response:	For the information of the staff, Class N shares are new and therefore other expenses for this class are estimated based upon the expenses of the existing Class I shares.

33.)	Comment:	For Aston/New Century Absolute Return Fund, please clarify how the term “absolute return” in the name ties into the Fund’s principal investment strategies.

	Response:	For the information of the staff, the Registrant’s use of the term “absolute return” is synonymous with the term “positive return.” Both terms refer to the Fund’s goal of seeking a return of greater than zero (versus a return relative to benchmark). Registrant believes that this strategy is clearly described. In response to the comments of the staff, Registrant made some placement changes and clerical changes to clarify this description.

34.)	Comment:	For Aston Balanced Fund, please delete information pertaining to the Fund’s strategy from the Fund’s stated investment objective (page 101).

	Response:	For the information of the staff, the Fund’s investment objective is fundamental and therefore cannot be changed without shareholder approval. Subject to shareholder approval, the Fund is expected to be merged into the Aston/Montag & Caldwell Balanced Fund on or about March 30, 2010 or as soon as reasonably practicable thereafter.

35.)	Comment:	For the Aston/TCH Fixed Income Fund under the “Principal Investment Strategies” section, please provide the maturity and ratings criteria of the bonds in which the Fund is permitted to invest, if any (page 106).

	Response:	For the information of the staff, the Fund has no specific maturity targets, and parameters (if any) are subject to change based upon the subadviser’s investment process and market conditions. Similarly, the Fund does not have any stated ratings guidelines. Based on the foregoing, the Registrant has not added any additional disclosure.

To the extent appropriate, these responses will be incorporated into the Prospectus to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Gerald Dillenburg
Gerald F. Dillenburg
Senior Vice President, Secretary and Treasurer

cc:	Deborah Eades, Esq.

Corey L. Zarse, Esq.

Teresa M.R. Hamlin, Esq.